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                           May 3, 2021

       Todd Nelson
       President and Chief Executive Officer
       Codex DNA, Inc.
       9535 Waples Street, Suite 100
       San Diego, CA 92121

                                                        Re: Codex DNA, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted April 23,
2021
                                                            CIK No. 0001850079

       Dear Mr. Nelson:

               We have reviewed your amended draft registration statement and have the following comment. Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment to DRS filed April 23, 2021

       Results of Operations, page 70

   1. We note your response to comment 14. Please disclose the royalty term under the agreement between the
company and New England Biolabs.
              You may contact Al Pavot at 202-551-3738 or Julie Sherman at 202-551-3640 if you
       have questions regarding comments on the financial statements and related matters. Please contact Tom Kluck at 202-551-3233 or Celeste Murphy at 202-551-3257 with any other questions.




                           Sincerely,


                           Division of Corporation Finance
 Todd Nelson
Codex DNA, Inc.
May 3, 2021
FirstName
Page 2         LastNameTodd Nelson
Comapany NameCodex DNA, Inc.
                                     Office of Life Sciences
May 3, 2021 Page 2
cc:       Philip Oettinger
FirstName LastName